Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended March 31, 2013 and 2012

(RMB and US$ amounts expressed in thousands, except per share data)

	QTD March 31, 2013		QTD March 31, 2012
	RMB ‘000	US$ ‘000	RMB ‘000	US$ ‘000
Revenue, net	3,843,680	613,135	3,681,977	587,340
Cost of goods sold	3,066,396	489,145	2,902,567	463,011
Gross profit	777,284	123,990	779,410	124,329
Other income	(20,918)	(3,337)	(26,011)	(4,149)
Research and development costs	94,859	15,132	81,888	13,063
Selling, general and administrative expenses	364,432	58,133	376,355	60,035
Operating profit	338,911	54,062	347,178	55,380
Finance cost	34,194	5,455	75,352	12,020
Share of loss/(profit) of associates	6	1	(1,030)	(164)
Share of loss of joint ventures	15,758	2,514	16,699	2,664
Profit before tax	288,953	46,092	256,157	40,860
Income tax expense	56,406	8,998	40,253	6,421
Profit for the period	232,547	37,094	215,904	34,439
Attributable to:
Equity holders of the parent	173,504	27,677	167,883	26,779
Non-controlling interests	59,043	9,417	48,021	7,660
	232,547	37,094	215,904	34,439
Net earnings per common share	4.66	0.74	4.50	0.72
Unit sales	130,744		131,697

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

(RMB and US$ amounts expressed in thousands)

	As of March 31, 2013		As of December 31, 2012
	RMB ‘000	US$ ‘000	RMB ‘000
Cash and bank balances	3,267,673	521,251	3,156,999
Trade and bills receivable	7,187,918	1,146,600	6,591,736
Inventories	2,364,823	377,231	2,010,755
Current assets	13,545,918	2,160,813	12,480,452
Total assets	19,005,144	3,031,655	17,923,673
Trade and bills payable	5,373,294	857,135	4,587,358
Short-term and long-term interest bearing loans and borrowings	2,437,116	388,763	2,450,695
Equity attributable to equity holders of the parent	6,074,429	968,978	5,901,913